Höganäs

Date/Datum: February 7, 2003
Our ref./Unser Zeichen: CL/bh
Your letter/Ihre Nachricht vom
Your ref./Ihr Zeichen

03003952

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

03 FEB 24 AM 7:21

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Encl. Year End Report 2002

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Executive Group +46 42 33 80 80

Rule 12g3-2(b)
File No. 82-3754



Höganäs AB

Year End Report 2002

2002

Höganäs AB (publ)
Year End Report 2002

Highlights

• **Net sales**	**3 249 MSEK**	**0%**
• **Income before tax**	**457 MSEK**	**+55%**
• **Operating margin**	**15.5%**	**(10.3)**
• **Equity/assets ratio**	**44%**	**(40)**
• **Proposed dividend SEK**	**5.00/ share**	**(4.50)**
• **Earning per share, SEK**	**9.20**	**(6.00)**

Market situation
Höganäs' turnover* in 2002 increased by MSEK 4 to MSEK 3 249 (3 245). The relative value of the Swedish krona was 5% higher than in the previous year. Sales on the North American market expanded strongly, largely as a result of increased market shares. Volumes were also substantially higher in Asia (excluding Japan), but were slightly down in Europe.

The volume of sales during the year, excluding semis, was 9% greater than in 2001. Volume diminished by 1% in Europe, and by 3% in Japan. In the rest of Asia volumes increased by more than 20%. Other Markets recorded a volume increase of almost 30%. The volume of press powders sold rose by 14%. It was unchanged in Europe, but up by 8% on the Japanese market. Volumes on other Asian markets increased by 30%. This included increases of 40% for Taiwan, 13% for South Korea and 26% for China. Other Markets were up by almost 40%.

Volumes of other iron powders fell by 4%. The decrease affected all markets except Other Markets, which recorded a 10% rise. Sales of Coldstream powders rose by 11%. Further information is given in the table at the top of the page opposite.

Turnover* in the **fourth quarter** was MSEK 754, 3% less than in the previous year. Höganäs' rate-of-exchange index fell by 8% (due to a stronger krona), but sales volumes increased by 15% during that quarter. Volumes were higher on all geographical markets. Press powders were up by a total of 17%, other iron powders down by 4%, and Coldstream powders up by 15%.

The cost picture deteriorated substantially for both the Coldstream Division and the Brazilian operation during the fourth quarter. The principal causes in Coldstream's case were high production costs and changes in material costs. In Brazil, the main cause was a 35% devaluation of the Brazilian real, which was not compensated for by price increases until December. These circumstances have reduced earnings in the fourth quarter by about MSEK 30.

Financial position
Operating income amounted to MSEK 505 (334). This includes an allocation of MSEK 25 to the Höganäs Pension Foundation under the heading of items affecting comparabilities. The operating income excluding items affecting comparabilites became

Other operating income and expenses show the Group's total exchange result, which became MSEK 35 (-91). This includes the outcome from forward contracts amounting to MSEK +46 (-108). Not considering forward contracts the stronger krona during 2002 has negatively affected the operating income by approx. MSEK 70 compared to 2001.

The operating margin for the year was 15.5% (10.3). If items affecting comparabilities are excluded, the margin was 16.3% (13.9).

The net result of the Group's financial income and expenses was MSEK -48 (-39). Cash flow for the year before investments was MSEK 841 (257).

Income before taxes amounted to MSEK 457 (295), an increase of MSEK 162.

The equity-assets ratio amounted to 44% (40).

Investments
Investments in fixed assets by the Group amounted to MSEK 328 (914). MSEK 154 were invested in Sweden, MSEK 68 in Brazil, MSEK 49 in Belgium and MSEK 42 in the United States.

Buyback of own shares
The Annual General Meeting in 2002 authorized the Board to repurchased 6.4% of the total number of shares in the company. During the year Höganäs bought back 285 300 shares at an average price of SEK 164, or altogether MSEK 47. The company already held 596 600 of its own shares, which means that the total holding at the end of the year amounted to 881 900 B-series shares or about 2.5% of the total number of shares.

The Board has decided to ask the Annual General Meeting in May 2003 to prolong the previously granted authorization on the same terms until the 2004 Annual General Meeting.

Finance
The Group's net debt decreased by MSEK 304 during the year. The debt-equity ratio amounted to 74% (95). Cash flow for the year after investments was MSEK 542 (-735).

Parent Company
Invoicing by the Parent Company in 2002 amounted to MSEK 2 101 (2 126), including MSEK 946 invoiced to Group companies. Income after financial income and expenses was MSEK 572 (374). Cash & Bank at 31 December 2002 totalled MSEK 36 (17), not counting unutilized overdraft facilities. Investments totalled MSEK 149 (183).

Dividend
The Board of Directors recommends that the Annual General Meeting approve a dividend payment of SEK 5.00 per share (4.50).

Outlook
The state of the market for the first half of 2003 is expcected to be rather week whereas the second half contains a possibility for a more positive development. Production volumes in the automotive industry are expected to diminish somewhat. Satisfactory organic growth is expected to continue in the press powder sector. Market shares in North America will increase. Taken together, these factors are expected to result in a growth in volume. Income before taxes in 2003 is

Volume development (tons) per application area and market

Markets	Press Powder			Other Iron Powder [3]			Coldstream Powder		
	Q1-4	Q4[1]	12months[2]	Q1-4	Q4[1]	12months[2]	Q1-4	Q4[1]	12months[2]
Europe	98000	+ 10%	0%	25300	- 3%	- 3%	5250	+ 15%	+ 9%
Japan	32100	+ 17%	+ 8%	7700	- 47%	- 32%	450	+ 30%	+ 15%
Asia (excl. Japan)	55000	+ 36%	+ 30%	14400	+ 3%	- 1%	1560	+ 25%	+ 21%
Others	50000	+ 35%	+ 38%	21700	+21%	+ 9%	1190	0%	+ 5%
Totally	**235100**	**21%**	**+ 14%**	**69100**	**- 4%**	**- 4%**	**8450**	**+ 15%**	**+ 11%**

[1] %- change compared with corresponding quarter previous year [2] %- change rolling 12-months [3] excl. semi finished powders

Consolidated income statements, MSEK

	2002	2001
Net sales	**3,249**	3,245
Cost of sales	**-2,292**	- 2,246
Gross profit	**957**	**999**
Selling expenses	**-185**	- 203
Administrative expenses	**-144**	- 139
R&D expenses	**- 133**	- 115
Items affecting comparabilities	**- 25**	- 117
Other income	**50**	2
Other expenses	**- 15**	- 93
Operating income	**505**	**334**
Financial income	**33**	19
Financial expenses	**- 81**	- 58
Income before tax	**457**	**295**
Taxes	**- 140**	- 85
Minority share	**-**	- 1
Net income	**317**	**209**
Operating margin,%	**15.5**	10.3
Earnings per share, SEK (after actual tax)	**9.20**	6.00

Consolidated balance sheets, MSEK

	31 Dec 2002	31 Dec 2001
Intangible assets	**170**	207
Tangible assets	**2,660**	2,794
Financial assets	**83**	92
Inventory	**631**	697
Short-term receivables	**584**	540
Cash and bank	**77**	78
Total assets	**4,205**	**4,408**
Shareholders' equity	**1,827**	1,744
Minority interests	**2**	6
Interest-bearing liabilities	**1,434**	1,739
Non interest-bearing liabilities	**942**	919
Total shareholders' equity and liabilities	**4,205**	**4,408**
Equity/assets ratio	**44%**	40%

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information during 2003:

- Annual report in mid-March
- Interim report for first quarter on 14 April
- Interim report for first six months on 11 July
- Interim report for first nine months on 13 October

The Annual General Meeting will be held on 8 May.

Net sales, MSEK


3500
3000
2500
2000
1500
1000
500
0
1998
1999
2000
2001
2002

Income before taxes, MSEK


700
600
500
400
300
200
100
0
1998
1999
2000*
2001
2002
* Excl. sale of HC-shares

Consolidated Quarterly data MSEK	Oct - Dec 2002	Oct - Dec 2001	July - Sept 2002	July - Sept 2001	April - June 2002	April - June 2001	Jan - March 2002	Jan - March 2001
Net sales	**754**	779	791	805	872	851	832	810
Operating expenses	**- 592**	- 648	- 602	- 643	- 656	- 668	- 635	- 630
Items affecting comparabilities	**2**	- 117	- 27	-	-	-	-	-
Depreciation	**- 53**	- 49	- 58	- 53	- 61	- 53	- 62	- 50
Operating income	**111**	- 35	104	109	155	130	135	130
Income before tax	**102**	- 37	90	97	142	117	123	118
Net income	**70**	- 26	63	70	97	83	87	82
Operating margin, %	**14.7**	- 4.5	13.1	13.5	17.8	15.3	16.2	16.0
Operating margin, % excl. items affecting comparabilities	**14.5**	10.5	16.6	13.5	17.8	15.3	16.2	16.0
Key indicators								
Earnings per share, SEK	**2.00**	- 0.80	1.90	2.00	2.80	2.40	2.50	2.40
Equity, SEK/share	**53.40**	50.50	52.60	51.50	50.60	49.60	52.80	51.50
Number of shares, 1000's	**34,217**	34,502	34,502	34,527	34,502	34,527	34,502	34,527
Number of shares, average 1000's	**34,360**	34,515	34,502	34,527	34,502	34,527	34,502	34,862

Consolidated Cash Flow analysis, MSEK	2002	2001
Cash flow before change in working capital	**822**	406
Change in working capital	**19**	- 149
Acquisitions	**- 6**	- 70
Disposals	**-**	-
Net investments	**- 328**	- 914
Change in long-term receivables, provisions and liabilities	**35**	- 8
Cash flow after investments	**542**	- 735
Buy back of own shares	**- 47**	- 120
Dividend	**-155**	- 155
Change in financing	**- 305**	994
Translation difference and others	**- 36**	16
Change in liquid funds	**- 1**	0

Changes in shareholders' equity, MSEK	2002	2001
Balance brought forward	**1,744**	1,798
Net income	**317**	209
Buy back of own shares	**- 47**	- 120
Dividend	**- 155**	- 155
Translation difference	**- 32**	12
Balance carried forward	**1,827**	1,744
Return on shareholders' equity	**17.8%**	11.8%
Dept/equity ratio	**0.74**	0.95

Höganäs

Höganäs AB (publ), 263 83 Höganäs, Sweden.
Tel +46 42 33 80 00 • Fax +46 42 33 83 60
www.hoganas.com